SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release April 25,2006 at 12:00

UPM Interim Report January – March 2006:

UPM’s result continues to be weak

Profitability programme essential - implementation started

Key figures Q1/2006 (Q1/2005): Operating profit was EUR 170 (203) million; excluding non-recurring items EUR 185 (191) million. Earnings per share was EUR 0.19 (0.39); excluding non-recurring items EUR 0.21 (0.20). Sales were EUR 2,460 (2,278) million. Paper deliveries were 6% up on the same quarter last year.

UPM’s President and CEO Jussi Pesonen comments on the first quarter of 2006:

“UPM’s result was still weak. High self-sufficiency in resources brought us competitive advantage but the rise in production costs has offset the increase in paper prices. The result, therefore, remained modest. The results of magazine paper and fine paper declined compared to the first quarter last year. The implementation of the three-year profitability programme has started throughout UPM, and this quarter’s result confirms our view on the necessity of the programme.”

“Negotiations with employees related to the profitability programme have started in various UPM locations. The negotiations have commenced in a serious but constructive atmosphere. After negotiations are completed, we will make decisions based on business criteria considering ideas presented in the negotiations. We are preparing for the forthcoming decisions by reviewing alternatives for supporting retraining and re-employment.”

“Paper demand has developed positively except for the United States. In Europe, growth in demand has been very good. Growth is particularly strong in the emerging markets. In spite of good demand, there continues to be significant overcapacity in coated papers. Average prices are somewhat higher than last year. Price development has been positive particularly in newsprint. However, price development in coated magazine and fine papers has been clearly disappointing.”

“Second quarter paper deliveries are forecast to increase from the first quarter. The markets for converted products will remain good. In the wood products business, plywood markets continue to be firm whereas the markets for sawn timber, especially whitewood, continue to be oversupplied. The profit for the second quarter is expected to be impacted by planned non- recurring charges related to the programme to restore profitability,” says Pesonen.

For more information please contact:

Mr Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0001

Mr Jyrki Salo, Executive Vice President and CFO, UPM, tel. +358 204 15 0011

***

News Conference and Conference Call Information

A news conference regarding the Interim Report Q1/2006 will be held today, April 25, 2006, at UPM’s Head Office at 13:30 Finnish time (11:30 GMT, 06:30 EST). The briefing can be followed live on the internet at the address www.upm-kymmene.com. A recording of the briefing can be seen at this address for the following three months.

To participate in the UPM Conference Call, please dial +44 (0) 1452 542 300 at 17:00 (Finnish time) (15:00 GMT, 10:00 EST). A recording of the discussion can be heard until May 2, 2006 by calling: +44 (0) 1452 550 000, access code: 7853588#. The conference call title is UPM-Kymmene Q1 2006 Interim Report - Conference Call.

In the United States and Canada, the Conference Call toll free number is +1 866 220 1452. The recording can be heard at the toll free dial in number +1 866 247 4222, access code: 7853588#.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations